Exhibit 99.1

NORTH AMERICAN ENERGY PARTNERS INC.

Annual Meeting of Shareholders of
North American Energy Partners Inc. (the “Corporation”)

May 13, 2015

REPORT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations
Section 11.3

In respect of the annual meeting of holders of common shares (“Shareholders”) of North American Energy Partners Inc. (the “Corporation”) held on May 13, 2015 (the “Meeting”), the following sets forth a brief description of the matters which were voted upon at such Meeting and the outcome of the vote:

Description of Matter	Outcome of Vote	Votes For	Votes Withheld	Votes Against	Spoiled
1. The election of each of the following persons as directors of the Corporation to hold office until the next annual meeting of shareholders or until their successors are elected or appointed (separate votes on each nominee):

Martin R. Ferron	Passed	21,531,710 (99.74%)	55,651 (0.26%)	0 (0.00%)	0
Ronald A. McIntosh	Passed	19,808,140 (91.76%)	1,779,221 (8.24%)	0 (0.00%)	0
William C. Oehmig	Passed	17,274,263 (80.02%)	4,313,098 (19.98%)	0 (0.00%)	0
Allen R. Sello	Passed	19,805,840 (91.75%)	1,781,521 (8.25%)	0 (0.00%)	0
Jay W. Thornton	Passed	19,829,905 (91.86%)	1,757,456 (8.14%)	0 (0.00%)	0
K. Rick Turner	Passed	19,979,299 (92.55%)	1,608,062 (7.45%)	0 (0.00%)	0
Bryan Pinney	Passed	19,986,324 (92.58%)	1,601,037 (7.42%)	0 (0.00%)	0
2. The appointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation to hold office until the close of the next annual meeting of shareholders or until their successors are appointed and the authorization of the directors to fix their remuneration.	Passed	26,012,329 (99.58%)	110,025 (0.42%)	0 (0.00%)	0
3. Approval of unallocated options under the share option plan	Passed	16,886,739 (78.23%)	0	4,700,530 (21.77%)	92